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        SPECTRUM SIGNAL PROCESSING SOLVES CRITICAL BOTTLENECK PROBLEM FOR
                3G WIRELESS AND TELECOMMUNICATION INFRASTRUCTURE

           Availability of 12.8 Gbit/sec. Solano(TM)Communications IC
                         to enable wideband processing


Burnaby, B.C., Canada - October 3, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in high density signal processing systems, today announced its patent pending Solano Communications IC (Integrated Circuit) is being made directly available to leading telecommunications companies. Sampling today, the Solano chip is designed specifically to alleviate the challenge of networking the many different signal-processing devices required in sophisticated telecommunication infrastructure equipment such as cellular base stations. By deploying Solano-based solutions, telecommunication service providers can lower their infrastructure costs and improve and expand services to consumers.

The Solano IC is designed for communications infrastructure vendors, such as Nortel Networks, Nokia, and Ericsson that need to process massive amounts of digital data in real-time. A chip-based solution improves the performance of communications infrastructure equipment and could be used in such signal processing applications as wireless base stations, voice-over-packet gateways, routers, and PBXs.

"Sophisticated telecommunication applications like 3G cellular base stations require multiprocessing. This is a significant challenge for most companies not accustomed to dealing with the bottlenecks and compromises inherent in most multiprocessor solutions. With the development of the Solano IC, Spectrum has found a way for base station manufacturers to solve this problem," said Will Strauss, President of Forward Concepts and a leading authority on wireless infrastructure technology.

"The development of the Solano IC has already generated interest from the wireless community. Spectrum's IC design capability has long been a competitive advantage that we are now leveraging into our target markets," said David Hobbs, Spectrum's Chief Technology Officer. "In addition to wireless communications, the key technologies in the Solano IC are also directly applicable to voice over packet applications, another major focus area of the company," he added.

About the Solano Communications IC

As wireless service providers race to provide more voice channels and data services to their customers, the next generation of wireless solutions - known as 3G or third generation - continue to evolve to meet these needs. To handle the increase in users and services, wireless transceivers contained within 3G cellular base stations require a combination of different signal processing chips - such as ASICs (Application Specific Integrated Circuits), DSPs (Digital Signal Processors), and FPGAs (Field Programmable Gate Arrays) - to perform various algorithms and control functions. This type of


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architecture allows the implementation of software-defined radios, which can compensate for incompatible 2G and 3G air interfaces, thereby lowering the infrastructure costs of the service providers.

However, one of the major problems that base station manufacturers face is how to interface these different processors, as well as the receiver and transmitter, without creating bottlenecks that would significantly compromise the performance of the base station. Current solutions result in lower processing density or insufficient data throughput, thereby increasing the size and cost of base stations. Seeking a better solution, Spectrum developed an innovative and proprietary IC specifically designed for communications and data throughput that solves the bottleneck problem without compromising performance. The Solano IC is ideal for implementation in 3G wireless and broadband base stations.

Spectrum will also incorporate the Solano IC in its own off-the-shelf flexCommTM wideband solutions. Available in 2001, the next generation of flexComm solutions will use Solano ICs to interface the entire system of processors, resulting in a wideband software-defined radio solution.


Spectrum Signal Processing is a leader in signal processing computer systems, designing sophisticated hardware and software solutions for customers in three key markets - Network Solutions, Wireless Systems and Sensor Systems. Spectrum's website is http://www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.

This news release contains forward-looking statements related to the Spectrum's Solano IC, as well as the third generation wireless and broadband industries. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements made within this news release involve risks and uncertainties, including base station architectures, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.

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SPECTRUM CONTACTS:
Karen Elliott
Investor Relations
Phone: 604-421-5422 ext. 264
Email:  karen_elliott@spectrumsignal.com

Manuel Uhm
Marketing Manager
Phone:  604-421-5422 ext. 216
Email:  manuel_uhm@spectrumsignal.com